Commission File No. 1-8489

SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U5S

ANNUAL REPORT
For the year ended December 31, 2003

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Dominion Resources, Inc.

120 Tredegar Street, Richmond, VA 23219

DOMINION RESOURCES, INC.
FORM U5S-ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

DOMINION RESOURCES, INC.
FORM U5S-ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2003

ITEM 1. System Companies and Investments Therein are filed herewith confidentially pursuant to 17 CFR Section 250.104 under the Public Utility Holding Company Act of 1935.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS
Name of Company	Consideration	Description of Transaction	Exemption

Virginia Power	$38,733,000	Acquisition of Gordonsville Power Station (Gordonsville, VA)	Section 9(b)
Virginia Power	$2,500,000	Sale of Transformer (Richmond, VA)	Rule 44(b)

In 2003, Virginia Power's acquisition of Gordonsville Power Station was authorized in SCC Case No. PUE-2003-00395, which is included as Exhibit F-2.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.

None, except as reported in certificates filed pursuant to Rule 24 and Rule 52 for the year 2003.

ITEM 4 - ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES
Name of Issuer and Title of Issue	Name of Company Acquiring, Redeeming or Retiring Securities	Acquired	Redeemed (note 1)	Retired (note 1)	Consideration	Commission Authorization (note 2)

Dominion Resources Inc. (Dominion)
Senior notes	Dominion	$644,000		$1,400,000	$2,044,000	Rule 42
Notes payable to affiliates	Dominion			$62,188	$62,188	Rule 42
Medium Term Notes	Dominion			$100,000	$100,000	Rule 42
Mandatory Extension Notes	Dominion		$500,000		$500,000	Rule 42

Consolidated Natural Gas (CNG)
Debentures	CNG			$150,000	$150,000	Rule 42

Dominion Capital
Note Payable to Catalyst	Dominion Capital			$22,500	$22,500	Rule 42

Dominion E&P
Non-negotiable notes	Dominion E&P			$75,525	$75,525	Rule 42

Dominion East Ohio
Non-negotiable notes	Dominion East Ohio			$32,661	$32,661	Rule 42

Dominion Hope
Non-negotiable notes	Dominion Hope			$6,893	$6,893	Rule 42

Dominion Peoples
Non-negotiable notes	Dominion Peoples			$27,300	$27,300	Rule 42

Name of Issuer and Title of Issue	Name of Company Acquiring, Redeeming or Retiring Securities	Acquired	Redeemed (note 1)	Retired (note 1)	Consideration	Commission Authorization (note 2)

Dominion Transmission

Non-negotiable notes	Dominion Transmission			$65,368	$65,368	Rule 42
Kincaid Generation, LLC
Senior secured bonds	Kincaid Generation, LLC			$7,243	$7,243	Rule 42

Rincon Securities, Inc.
Senior Notes	Rincon Securities, Inc.			$45,955	$45,955	Rule 42

Virginia Power
Medium Term Notes	Virginia Power			$160,450	$160,450	Rule 42
First and Refunding Bonds	Virginia Power		$489,280	$200,000	$689,280	Rule 42
Senior Notes	Virginia Power		$300,000		$300,000	Rule 42

Notes to Item 4:

  Except as noted, all securities redeemed or retired have been cancelled.
  Public Utility Holding Company Act of 1935.

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

The aggregate amounts of investments at December 31, 2003, in persons operating in the system's retail service area are shown below.
Name of Owner	Number of Persons	Business of Persons	Book Value
Dominion Transmission	One	State Development Fund	$100,000
Dominion Hope	One	State Development Fund	$100,000
Dominion Hope	One	Economic Development Small Business Investment Company (Note 1)	$650,000
Dominion Peoples	One	Stategic Investment Fund	$600,000
The East Ohio Gas Company	One	Cleveland Development Partnership	$757,169

Note 1: Investment made pursuant to the West Virginia Capital Companies Act and under Rule 40(a)(5).

Other investments in securities of non-system companies included the following:
Name of Owner	Issuer	Business of Issuer	Book Value	Type of Investment	Shares Owned/ % Ownership

Dominion	Pantellos, Corp.	Investor in electronic marketplace	$3,063,480	Common stock	319,329 shares
First Dominion Capital, LLC	Celerity Partners III, LP	Investment company	$2,524,717	Partnership interest	5%
Dominion Capital	Rocky Mountain Mezzanine Fund II, LP	Investment company	$2,676,151	Partnership interest	8%
Dominion Alliance Holding, Inc.	BridgeCo	Regional Transmission Operator	$9,163,278	Common stock	2,500,000 shares
Dominion Energy Exchange, Inc.	EIP Holdings, LLC	Investor in electronic marketplace	$400,000	Corporate interest	9.9%

For Virginia Power's investments in securities of non-system companies, see Exhibit F.

The above do not include investments in securities of non-system companies which have been authorized by Commission order under the Public Utility Holding Company Act of 1935 and which are subject to Rule 24 Certificate filing requirements.

ITEM 6. OFFICERS AND DIRECTORS

Part 1. Names, principal business address and positions held

The names, principal business address and positions held as of January 1, 2004 of the officers and directors of system companies are presented in the tables below. The principal business address of each officer and director are indicated in such tables by the numbers (1) through (42). The addresses associated with these number designations are shown in the following address key. The symbols used to indicate the positions held by officers and directors are shown in the position symbol key below.

ADDRESS KEY

(1) 120 Tredegar Street, Richmond, VA 23219
(2) 701 East Cary Street, Richmond, VA 23219
(3) 5000 Dominion Boulevard, Glen Allen, VA 23060
(4) 625 Liberty Avenue, Pittsburgh, PA 15222
(5) 1450 Poydras Street, New Orleans, LA 70112
(6) 140 West Main Street, Clarksburg, WV 23601
(7) 1201 East 55th Street, Cleveland, OH 44103
(8) 445 West Main Street, Clarksburg, WV 23601
(9)   One Dominion Drive, Jane Lew, WV 26378
(10) 16945 Northchase Drive, Houston, TX 77060
(11) 5570 Hog Island Road, Surry, VA 23883
(12) 1022 Haley Drive, Mineral, VA 23117
(13) 4355 Innslake Drive, Glen Allen, VA 23060
(14) 14000 Quail Springs Parkway, Suite 600, Oklahoma City, OK 73134
(15) Rope Ferry Road, Waterford, CT 06385
(16) 4296 Neitzey Place, Alexandria, VA 22309
(17) 100 North Tryon Street, Suite 2600, Charlotte, NC 28202
(18) 904 North First Street, Richmond, VA 23219
(19) 16210 Sunset Pines Circle, Boca Grande, FL 33921
(20) 29 Everett Street, Cambridge, MA 02138
(21) One Skidaway Village Walk, Suite 201, Savannah, GA 31411
(22) 6 Whittaker's Mill, Williamsburg, VA 23185
(23) 1122 North 25th Street, Suite A, Richmond, VA 23223
(24) 314 Burnwick Road, Richmond, VA 23227
(25) 3559 Fairystone Park Highway, 2nd Floor, Bassett, VA 24055
(26) 420 South Marion Parkway, Denver, CO 80209
(27) 1415 Louisiana Street, Suite 2700, Houston, TX 77002
(28) 400 3rd Avenue, SW, Calgary, Alberta, Canada T2P4H2
(29) 3700 Canterra Tower, 400 Third Ave. S.W., Calgary, Alberta, T2P4H2
(30) 1000 Mill Pond Road, Toano, VA 23168
(31) 2539 Washington Road, Suite 1010, Upper St. Clair, PA 15241
(32) Level 7 GHD House, 239 Adelaide Terrace, Perth, Western Australia 6000
(33) 2400 Grayland Avenue, Richmond, VA 23220
(34) Basin Harbor Road, Vergennes, VT 05491
(35) 417 Libbie Avenue, Richmond, VA 23226
(36) 2850 West Golf Road, Rolling Meadows, IL 60008
(37) 490 East Locust Street, Dallastown, PA 17313
(38) 50 Energy Drive, Suite 202, Canton, MA 02021
(39) 130 East Randolph Drive, Chicago, IL 60601
(40) 909 Fannin Street, Suite 3100, Houston, TX 77010
(41) 10825 Washington Blvd, Culver City, CA 90232
(42) 81 State Street, Binghamton, NY 13901

ITEM 6. OFFICERS AND DIRECTORS (continued)

POSITION SYMBOL KEY
CB	--Chairman of the Board	VP	--Vice President
CEO	--Chief Executive Officer	S	--Secretary
P	--President	T	--Treasurer
EVP	--Executive Vice President	C	--Controller
CFO	--Chief Financial Officer	GC	--General Counsel
COO	--Chief Operating Officer	D	--Director
SVP	--Senior Vice President
American Exploration Production Company
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (1)	SVP
Paul R. Baker (27)	SVP	James D. Abercrombie (5)	VP
Kevin P. Guilbeau (5)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C

American Reserve Company
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (1)	SVP
Paul R. Baker (27)	SVP	James D. Abercrombie (5)	VP
Kevin P. Guilbeau (5)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C

Armstrong Energy Limited Partnership, LLLP
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Cambrian Capital Corporation
Daniel Conwill (40)	D	Patrick M. DaPra (40)	P, S
Ryoichi Kobatake (40)	D	Susan Leach (40)	VP
William S. Mistr (1)	D	Bo Li (40)	T

Clearinghouse Oil Ventures, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Joseph C. McCann	C

Clearinghouse Ventures, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Joseph C. McCann	C

CNG Cayman Two Ltd.
Thomas N. Chewning (1)	D	E.J. Marks, III (1)	S

ITEM 6. OFFICERS AND DIRECTORS (continued)
CNG Coal Company
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (1)	SVP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C

CNG International Corporation
Thomas N. Chewning (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
G. Scott Hetzer (1)	SVP, T	E. J. Marks, III (1)	S

CNG Kauai, Inc.
Thomas N. Chewning (1)	D	Malcolm G. Deacon (3)	VP
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP

CNG Main Pass Gas Gathering Corporation
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (1)	SVP

CNG Oil Gathering Corporation
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (1)	SVP

CNG Pipeline Company
Duane C. Radtke (10)	D, P, CEO	James D. Abercrombie (5)	VP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
Kevin P. Guilbeau (5)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (1)	SVP
C
CNG Power Services Corporation
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP

Carthage Energy Services, Inc.
Fred G. Wood, III (1)	D, P, T	Carol J. Nichols (5)	C
Patricia A. Wilkerson (1)	VP, S

Compendia Media Group
Nicholas Yakubik (36)	CB	Robert S. Palmer (36)	D, S
Jeffrey A. Cerny (36)	D	John D. Kennedy (41)	VP, CFO, T
Mark P. Mikuta (1)	D	Edward A. Szarkowicz (36)	VP
Michael Olsen (41)	D, CEO	Patricia A. Wilkerson (1)	VP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Consolidated Natural Gas Company
Name and Principal Address	Title	Name and Principal Address	Title
Thos. E. Capps (1)	CB, CEO	James L. Sanderlin (1)	SVP
Thomas N. Chewning (1)	D, EVP, CFO	William C. Hall, Jr. (1)	VP
Thomas F. Farrell, II (1)	D, P, COO	Simon C. Hodges (1)	VP
Duane C. Radtke (10)	D, EVP	Karen E. Hunter (2)	VP
Jay L. Johnson (1)	EVP	Steven A. Rogers (1)	VP, C
Eva S. Hardy (2)	SVP	James F. Stutts (1)	VP, GC
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP,

Cypress Energy, Inc.
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Carol J. Nichols (5)	C

Dallastown Realty I, LLC
Charles E. Atwood, II (37)	P, CEO, S	Ronald G. Drake (37)	VP, T

Dallastown Realty II, LLC
Charles E. Atwood, II (37)	P, CEO, S	Ronald G. Drake (37)	VP, T

DEI Cayman Holding Company
Mark F. McGettrick (1)	D, P, CEO	Fred G. Wood, III (1)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

DEPI Texas Holdings, LLC
Thomas N. Chewning (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C

Devonian Energy Corporation
Daniel Conwill (40)	D	Patrick M. DaPra (40)	P, S
Ryoichi Kobatake (40)	D	Susan Leach (40)	VP
William S. Mistr (1)	D	Bo Li (40)	T

DFV Capital Corporation
Thomas N. Chewning (1)	CB, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Elwood L. Tanner (2)	C

DT Services, Inc.
Jay L. Johnson (2)	D, P, CEO	Jimmy D. Staton (2)	SVP
Thomas N. Chewning (1)	D	Karen E. Hunter (2)	VP
M. Stuart Bolton, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	D, SVP, T	Elwood L. Tanner (2)	C

Domcan Boundary Corp.
Duane C. Radtke (10)	CB	James C. Burns (28)	VP
Anthony W. Marino (28)	P, CEO	David R. Laing (28)	VP
G. Scott Hetzer (1)	SVP, T	Grant A. Leslie (28)	VP
Timothy S. Parker (10)	SVP	Dennis G. Millet (10)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP
Milton Porter (28)	D, VP, CFO	Jack C. MacGillivray (29)	S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Domcan NSI ULC
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	CB	James C. Burns (28)	VP
Anthony W. Marino (28)	P, CEO	David R. Laing (28)	VP
G. Scott Hetzer (1)	SVP, T	Grant A. Leslie (28)	VP
Timothy S. Parker (10)	SVP	Dennis G. Millet (10)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP
Milton Porter (28)	D, VP, CFO	Jack C. MacGillivray (29)	S

Dominion Alliance Holding, Inc.
Paul D. Koonce (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
M. Stuart Bolton, Jr. (2)	SVP	Thomas P. Wohlfarth	VP
G. Scott Hetzer (1)	SVP, T	Maxwell R. Schools, Jr. (2)	C

Dominion Appalachian Development, Inc.
Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (9)	VP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Timothy S. Parker (10)	SVP	Carol J. Nichols (5)	C
Fred G. Wood, III (1)	SVP

Dominion Armstrong, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Armstrong Services Company, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

Dominion Black Warrior Basin, Inc.
Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (9)	VP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Timothy S. Parker (10)	SVP	Carol J. Nichols (5)	C
Fred G. Wood, III (1)	SVP

Dominion Canada Finance Company
Thos. E. Capps (1)	D	G. Scott Hetzer (1)	D, SVP, T
Thomas N. Chewning (1)	D, P	Patricia A. Wilkerson (1)	S

Dominion Capital Ventures Corporation
G. Scott Hetzer (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

Dominion Capital, Inc.
Thomas N. Chewning (1)	CB	Patricia A. Wilkerson (1)	VP
G. Scott Hetzer (1)	P	E. J. Marks, III (1)	S
Mark P. Mikuta (1)	VP, C

ITEM 6. OFFICERS AND DIRECTORS (Cont.)
Dominion Cleveland Thermal Generation, LLC
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Cleveland Thermal, Inc.
Mark F. McGettrick (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

Dominion Cleveland Thermal, LLC
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Cleveland Chilled Water Distribution, LLC
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Cleveland Steam Distribution, LLC
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Cogen, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Cogen WV, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Cove Point LNG Company, LLC
Paul D. Koonce (1)	CEO	Pamela F. Faggert (3)	VP
Gary L. Sypolt (1)	P	Paul E. Ruppert (8)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jeffrey L. Barger (8)	VP	Lee D. Katz (1)	C

Dominion Cove Point, Inc.
Paul D. Koonce (1)	D, CEO	Paul E. Ruppert (8)	VP
Gary L. Sypolt (1)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Thomas P. Wohlfarth (1)	VP
Jeffrey L. Barger (8)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

ITEM 6. OFFICERS AND DIRECTORS (Cont.)
Dominion Davidson, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon (3)	VP	Lee D. Katz (1)	C

Dominion Dresden Services Company, Inc.
Mark F. McGettrick (1)	D, P, CEO	J. David Rives (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz	C
Malcolm G. Deacon (3)	VP
Dominion Dresden, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Elwood Expansion, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon (3)	VP	Lee D. Katz (1)	C

Dominion Elwood, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Elwood Services Company, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Energy Canada Limited
Duane C. Radtke (10)	CB	James C. Burns (28)	VP
Anthony W. Marino (28)	P, CEO	David R. Laing (28)	VP
G. Scott Hetzer (1)	SVP, T	Grant A. Leslie (28)	VP
Timothy S. Parker (10)	SVP	Dennis G. Millet (10)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP
Milton Porter (28)	D, VP, CFO	Jack C. MacGillivray (29)	S

Dominion Energy Clearinghouse Canada Holdings I, Inc.
Paul D. Koonce (1)	D, CEO	Charles E. Roberts (6)	VP
Lyle L. Strom (28)	D	Patricia A. Wilkerson (1)	VP
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Jack C. MacGillivray (29)	S

ITEM 6. OFFICERS AND DIRECTORS (Cont.)
Dominion Energy Clearinghouse Canada Holdings II, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Paul D. Koonce (1)	D, CEO	Charles E. Roberts (6)	VP
Lyle L. Strom (28)	D	Patricia A. Wilkerson (1)	VP
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Jack C. MacGillivray (29)	S

Dominion Energy Clearinghouse Canada, Inc.
Paul D. Koonce (1)	CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Jack C. MacGillivray (29)	S
Charles E. Roberts (6)	VP
Lyle L. Strom (28)	D, VP
Dominion Energy Clearinghouse, Inc.
Paul D. Koonce (1)	D, CEO	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Patricia A. Wilkerson (1)	VP, S

Dominion Energy Clearinghouse Storage Services, Inc.
Thomas F. Farrell, II (1)	D	Patricia A. Wilkerson (1)	VP
Paul D. Koonce (1)	CEO	Thomas P. Wohlfarth (1)	VP
Kevin T. Howell (1)	P	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T
Dominion Energy Construction Company
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Energy Exchange, Inc.
Thomas F. Farrell, II (1)	D	G. Scott Hetzer (1)	SVP, T
Paul D. Koonce (1)	CEO	Patricia A. Wilkerson (1)	VP, S
Gary L. Sypolt (1)	P	Lee D. Katz (1)	C

Dominion Energy Holdings, Inc.
Mark F. McGettrick (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP
Dominion Energy, Inc.
Thos. E. Capps (1)	CB	Malcolm G. Deacon (3)	VP
Thomas N. Chewning (1)	D	Pamela F. Faggert (3)	VP
Thomas F. Farrell, II (1)	D	David C. Holden (1)	VP
Duane C. Radtke (10)	D	Karen E. Hunter (2)	VP
Mark F. McGettrick (1)	P, CEO	James K. Martin (1)	VP
David A. Christian (3)	SVP	J. David Rives (3)	VP
G. Scott Hetzer (1)	SVP, T	David G. Shuford (1)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

Dominion Energy Marketing, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Joseph C. McCann (1)	C
James K. Martin (1)	VP

ITEM 6. OFFICERS AND DIRECTORS (Cont.)
Dominion Energy Kewaunee, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	D, P, CEO	Eugene S. Grecheck (3)	VP
David A. Christian (3)	SVP	Leslie N. Hartz (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
William R. Matthews (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon (3)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

Dominion Energy Peru Holdings, Inc.

Mark F. McGettrick (1)	D, P, CEO	Fred G. Wood, III (1)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Energy Services Company, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Energy Technologies, Inc.
Thomas N. Chewning (1)	D	James K. Martin (1)	VP
Mark F. McGettrick (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	D, SVP, T	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

Dominion Energy Terminal Company, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
James K. Martin (1)	VP
Dominion Equipment II, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz	C
Dominion Equipment III, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon (3)	VP	Lee D. Katz (1)	C

Dominion Equipment, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Exploration & Production, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (1)	SVP
Paul R. Baker (27)	SVP	James D. Abercrombie (5)	VP
Kevin P. Guilbeau (5)	SVP	Benjamin A. Hardesty (9)	VP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Rohinton K. Irani (14)	SVP	Patricia A. Wilkerson (1)	VP, S
Anthony W. Marino (28)	SVP	Carol J. Nichols (5)	C
Timothy S. Parker (10)	SVP

Dominion Exploration Canada Ltd.
Duane C. Radtke (10)	CB	Timothy S. Parker (10)	SVP
Anthony W. Marino (28)	P, CEO	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C

Dominion Exploration MidContinent, Inc.
Duane C. Radtke (10)	D, P, CEO	James K. Martin (1)	VP
Paul R. Baker (27)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon (3)	VP	Carol J. Nichols (5)	C

Dominion Fairless Hills, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Fiber Ventures, LLC
Jay L. Johnson (2)	P, CEO	Jimmy D. Staton (2)	SVP
M. Stuart Bolton, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	D, SVP, T	Elwood L. Tanner (2)	C

Dominion Field Services, Inc.
Paul D. Koonce (1)	D, CEO	Joseph C. Vanzant, Jr. (31)	VP
Kevin T. Howell (1)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Thomas P. Wohlfarth (1)	VP
Charles E. Roberts (6)	VP	Joseph P. McCann (1)	C

Dominion First Source, LLC
G. Scott Hetzer (1)	P	Edward A. Szarkowicz (36)	VP
Nicholas Yakubik (36)	SVP	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

Dominion Gas Marketing, Inc..
Duane C. Radtke (10)	P, CEO	Fred G. Wood, III (1)	SVP
Paul R. Baker (27)	SVP	James D. Abercrombie (5)	VP
Kevin P. Guilbeau (5)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C

Dominion Gas Processing MI, Inc.
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (1)	SVP

ITEM 6. OFFICERS AND DIRECTORS (Cont.)
Dominion Gas Projects Company, LLC
Name and Principal Address	Title	Name and Principal Address	Title
Paul D. Koonce (1)	CEO	Pamela F. Faggert (3)	VP
Gary L. Sypolt (1)	P	Paul E. Ruppert (8)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jeffrey L. Barger (8)	VP	Lee D. Katz (1)	C

Dominion Generation Corporation
Mark F. McGettrick (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

Dominion Greenbrier, Inc.
Paul D. Koonce (1)	D, CEO	Paul E. Ruppert (8)	VP
Gary L. Sypolt (1)	P	David G. Shuford (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jeffrey L. Barger (8)	VP	Thomas P. Wohlfarth (1)	VP
Pamela F. Faggert (3)	VP	Lee D. Katz (1)	C

Dominion Iroquois, Inc.
Gary L. Sypolt (1)	D, P	Paul E. Ruppert (8)	VP
Paul D. Koonce (1)	CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Thomas P. Wohlfarth (1)	VP
Jeffrey L. Barger (8)	VP	Lee D. Katz (1)	C

Dominion Keystone, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Kincaid, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP
Dominion Lands, Inc.
Thomas N. Chewning (1)	D	Mark P. Mikuta (1)	VP
Jerry L. Moore (1)	P	Patricia A. Wilkerson (1)	VP
		E. J. Marks, III (1)	S

Dominion Land Management Company - Williamsburg
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

Dominion Member Services, Inc.
Jay L. Johnson (2)	D, P, CEO	G. Scott Hetzer (1)	SVP, T
M. Stuart Bolton, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S

Dominion Michigan Production Services, Inc.
Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (9)	VP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Carol J. Nichols (5)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Midwest Energy, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (9)	VP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Timothy S. Parker (10)	SVP	Carol J. Nichols (5)	C
Fred G. Wood, III (1)	SVP

Dominion Natural Gas Storage, Inc.
Paul D. Koonce (1)	D, CEO	Paul E. Ruppert (8)	VP
Gary L. Sypolt (1)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Thomas P. Wohlfarth (1)	VP
Jeffrey L. Barger (8)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

Dominion North Star Generation, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Nuclear Connecticut, Inc.
Mark F. McGettrick (1)	D, P, CEO	Eugene S. Grecheck (3)	VP
David A. Christian (3)	D, SVP	Leslie N. Hartz (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
William R. Matthews (3)	D, SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon (3)	VP	J. Alan Price (15)	VP
Pamela F. Faggert (3)	VP	Lee D. Katz (1)	C

Dominion Nuclear Holdings, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
David A. Christian (3)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

Dominion Nuclear, Inc.
Mark F. McGettrick (1)	D, P, CEO	Fred G. Wood, III (1)	SVP
David A. Christian (3)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Nuclear Marketing I, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
David A. Christian (3)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

Dominion Nuclear Marketing II, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
David A. Christian (3)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Nuclear Marketing III, L.L.C.
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	D, P, CEO	Fred G. Wood, III (1)	SVP
David A. Christian (3)	SVP	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
William R. Matthews (3)	SVP	Lee D. Katz (1)	C

Dominion Nuclear North Anna, LLC
Mark F. McGettrick (1)	P, CEO	Eugene S. Grecheck (3)	VP
David A. Christian (3)	SVP	Leslie N. Hartz (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
William R. Matthews (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (1)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

Dominion Nuclear Projects, Inc.
Mark F. McGettrick (1)	D, P, CEO	Eugene S. Grecheck (3)	VP
David A. Christian (3)	SVP	Leslie N. Hartz (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
William R. Matthews (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon, Jr. (1)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

Dominion Ohio ES, Inc.
Mark F. McGettrick (1)	D, P	Fred G. Wood, III (1)	SVP
M. Stuart Bolton, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Maxwell R. Schools, Jr. (2)	C

Dominion Ohio ES, LLC
Mark S. Allen (1)	Manager	Randall B. Reynolds (33)	Manager

Dominion Oklahoma Texas Exploration & Production, Inc.
Duane C. Radtke (10)	D, P, CEO	Timothy S. Parker (10)	SVP
Paul R. Baker (27)	SVP	Fred G. Wood, III (1)	SVP
Kevin P. Guilbeau (5)	SVP	James D. Abercrombie (5)	VP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Rohinton K. Irani (14)	SVP	Patricia A. Wilkerson (1)	VP, S
Anthony W. Marino (28)	SVP	Carol J. Nichols (5)	C

Dominion Person, Inc.
Mark F. McGettrick (1)	D, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon (3)	VP	Lee D. Katz (1)	C

Dominion Petroleum Marketing, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Pleasants Services Company, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Pleasants, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Products and Services, Inc.
Jay L. Johnson (2)	D, P, CEO	G. Scott Hetzer (1)	SVP, T
M. Stuart Bolton, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S

Dominion Reserves, Inc.
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (1)	SVP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Anthony W. Marino (28)	SVP	Carol J. Nichols (5)	C
Timothy S. Parker (10)	SVP

Dominion Reserves - Indiana, Inc.
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (1)	SVP

Dominion Reserves - Utah, Inc.
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (1)	SVP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C
Timothy S. Parker (10)	SVP

Dominion Reserves Gulf Coast, Inc.
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (1)	SVP

Dominion Resources, Inc.
Susan B. Allen (16)	D	Thomas F. Farrell, II (1)	P, COO
Peter W. Brown, M. D. (35)	D	Thomas N. Chewning (1)	EVP, CFO
Ronald J. Calise (34)	D	Jay L. Johnson (2)	EVP
George A. Davidson, Jr. (4)	D	Duane C. Radtke (10)	EVP
John W. Harris (17)	D	Mary C. Doswell (2)	SVP
Robert S. Jepson, Jr. (21)	D	Eva S. Hardy (2)	SVP
Benjamin J. Lambert, III (18)	D	G. Scott Hetzer (1)	SVP, T
Richard L. Leatherwood (19)	D	James L. Sanderlin (1)	SVP
Margaret A. McKenna (20)	D	Thomas R. Bean (1)	VP
Kenneth A. Randall (22)	D	William C. Hall, Jr. (1)	VP
Frank S. Royal (23)	D	Simon C. Hodges (1)	VP
S. Dallas Simmons (24)	D	Karen E. Hunter (2)	VP
Robert H. Spilman (25)	D	Steven A. Rogers (1)	VP, C
David A. Wollard (26)	D	James F. Stutts (1)	VP, GC
Thos. E. Capps (1)	D, CB, CEO	Patricia A. Wilkerson (1)	VP, S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Resources Services, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Thos. E. Capps (1)	D	Roy S. Grier (2)	VP
Thomas N. Chewning (1)	D	William C. Hall, Jr. (1)	VP
Thomas F. Farrell, II (1)	D	Leslie N. Hartz (3)	VP
Mary C. Doswell	P, CEO	Simon C. Hodges (1)	VP
Duane C. Radtke (10)	D, EVP	David C. Holden (1)	VP
Jay L. Johnson (2)	EVP	Kevin T. Howell (1)	VP
Eva S. Hardy (2)	SVP	Karen E. Hunter (2)	VP
G. Scott Hetzer (1)	SVP, T	Steven A. Rogers (1)	VP
Margaret E. McDermid (2)	SVP	David G. Shuford (1)	VP
James L. Sanderlin (1)	SVP	James F. Stutts (1)	VP
Thomas R. Bean (1)	VP	Billy F. Warf (2)	VP
Pamela F. Faggert (3)	VP	Patricia A. Wilkerson (1)	VP, S
Anne M. Grier (2)	VP	Ash Sawhney (2)	C

Dominion Retail, Inc.
Jay L. Johnson (2)	D, P, CEO	G. Scott Hetzer (1)	SVP, T
M. Stuart Bolton, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S

Dominion RSI, LLC
G. Scott Hetzer (1)	Manager	Patricia A. Wilkerson (1)	VP, S
Mark P. Mikuta (1)	VP

Dominion San Juan, Inc.
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (1)	SVP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C

Dominion State Line, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP
J. David Rives (3)	VP

Dominion Storage, Inc.
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (1)	SVP

Dominion Technical Solutions, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Gary L. Sypolt (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Telecom East, LLC
Michael Coppola (42)	P	Alan J. Dole (13)	VP

Dominion Telecom, Inc.
Jay L. Johnson (2)	D, P, CEO	Jimmy D. Staton (2)	SVP
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	D, SVP, T	Elwood L. Tanner (2)	C
M. Stuart Bolton, Jr. (2)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Transmission, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Paul D. Koonce (1)	D, CEO	Paul E. Ruppert (8)	VP
Gary L. Sypolt (1)	P	David G. Shuford (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jeffrey L. Barger (8)	VP	Thomas P. Wohlfarth (1)	VP
Pamela F. Faggert (3)	VP	Lee D. Katz (1)	C

Dominion Troy Services Company, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

Dominion Troy, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Venture Investments, Inc.

G. Scott Hetzer (1)	D, P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP, C	E. J. Marks, III (1)	S

Dominion Wagram, Inc.
Mark F. McGettrick (1)	D, P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Dominion Wholesale, Inc.
Mark F. McGettrick (1)	D, P, CEO	Malcolm G. Deacon (3)	VP
G. Scott Hetzer (1)	SVP, T	Pamela F. Faggert (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

Dresden Energy, LLC
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Elwood II Holdings, LLC
Tony W. Belcher (3)	GM	G. Scott Hetzer (1)	T

Elwood III Holdings, LLC
Tony W. Belcher (3)	GM	G. Scott Hetzer (1)	T

Elwood Energy LLC
William E. Morrow (39)	Manager	Tony W. Belcher (3)	GM
Edward J. Rivas (3)	Manager	Lee K. Katz (1)	CFO

ITEM 6. OFFICERS AND DIRECTORS (continued)
Epic Development (TPA) Pty Limited
Name and Principal Address	Title	Name and Principal Address	Title
Ian Lindsay MacGillivray (32)	D	Lindsay David Hale Williams (32)	D, S

Epic Energy East Pipelines Pty Limited
Azhar Ali Abidi (32)	D	Felecity Barbara Gates (32)	D
Wayne Brough Allred (32)	D	John Daniel Hushon (32)	D
Thomas N. Chewning (1)	D	Daniel Vincent Latham (32)	D
Perry A. Corsello (1)	D	Matthew Gordon Williams (32)	D
Mark T. Cox, IV (1)	D	William Allan Wise (32)	D
Michael Fitzpatrick (32)	D	David Hale Williams (32)	DS

Fairless Energy, LLC
Mark F. McGettrick (1)	Manager, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon (3)	VP	Lee D. Katz (1)	C

Farmington Properties, Inc.
Paul D. Koonce (1)	D, CEO	Paul E. Ruppert (8)	VP
Gary L. Sypolt (1)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Thomas P. Wohlfarth (1)	VP
Jeffrey L. Barger (8)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

First Dominion Capital, L.L.C.
Mark P. Mikuta (1)	CB, P, T	Edward A. Szarkowicz (36)	D
William S. Mister (1)	D	Nicholas Yakubik (36)	D
Eng P. Heah	D, C	Maureen S. Ault (36)	VP
Jeffrey A. Cerny (36)	D	Robert S. Palmer (36)	VP
Perry A. Corsello (1)	D	Patricia A. Wilkerson (1)	VP
Kathi J. Inorio (36)	D	E. J. Marks, III (1)	S

First Source Equity Holdings, Inc.
G. Scott Hetzer (1)	D, P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	Nicholas Yakubik (36)	VP
Edward A. Szarkowicz (36)	VP	E. J. Marks, III (1)	S

First Source Financial, Inc.
Mark P. Mikuta (1)	D, VP	Edward A. Szarkowicz (36)	SVP, GC, S
Nicholas Yakubik (36)	P, CEO	Maureen S. Ault (36)	VP
Jeffrey A. Cerny (36)	SVP	E. Lee (36)	VP
Kathi J. Inorio (36)	SVP	Robert S. Palmer (36)	VP
P. D. Menge (36)	SVP, T	William K. Taylor (36)	VP

ITEM 6. OFFICERS AND DIRECTORS (continued)
First Source Financial, LLP
Name and Principal Address	Title	Name and Principal Address	Title
G. Scott Hetzer (1)	CB	Robert Palmer (36)	SVP
Thomas N. Chewning (1)	D	Maureen S. Ault (36)	VP
Mark P. Mikuta (1)	D, VP	Robert C. Baker (36)	VP
Nicholas Yakubik (36)	D, P, CEO	James M. Cassady (36)	VP
Jeffrey A. Cerny (36)	EVP	Micahel P. Danehl (36)	VP
Kathi J. Inorio (36)	EVP	E. Lee (36)	VP
P. D. Menge (36)	SVP, T	Mark P. Mikuta (1)	VP
Edward A. Szarkowicz (36)	SVP, GC, S	William K. Taylor (36)	VP

Gichner Systems Group, Inc.
Charles E. Atwood, II (37)	D, P, CEO	Ronald G. Drake (37)	VP, T
William S. Mister (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	D	E. J. Marks, III (1)	S

Goodman Segar Hogan, Inc.
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

H-W Properties, Inc.
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Jerry L. Moore (1)	P	E. J. Marks, III (1)	S
Mark P. Mikuta (1)	VP

Hope Gas, Inc.
Jay L. Johnson (2)	D, P, CEO	Pamela F. Faggert (3)	VP
M. Stuart Bolton, Jr. (2)	SVP	David W. Green (2)	VP
G. Scott Hetzer (1)	SVP, T	Bruce C. Klink (7)	VP
Thomas A. Hyman, Jr. (2)	SVP	Thomas E. Wester (4)	VP
Jimmy D. Staton (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Kenneth D. Barker (2)	VP	Maxwell R. Schools, Jr. (2)	C

Intersound, Inc.
Jeffrey A. Cerny (36)	D	Michael Olsen (41)	CEO
Mark P. Mikuta (1)	D	John D. Kennedy (41)	VP, CFO, T, S
Nicholas Yakubik (36)	D	Edward A. Szarkowicz (36)	VP

JustMike, Inc.
Jeffrey A. Cerny (36)	D	Michael Olsen (41)	CEO
Mark P. Mikuta (1)	D	John D. Kennedy (41)	VP, CFO, T, S
Nicholas Yakubik (36)	D	Edward A. Szarkowicz (36)	VP

Kincaid Generation, L.L.C.
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Lake Badin Associates
Jerry L. Moore (1)	D

ITEM 6. OFFICERS AND DIRECTORS (continued)
LDNG Acquisition, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (1)	SVP
Paul R. Baker (27)	SVP	James D. Abercrombie (5)	VP
Kevin P. Guilbeau (5)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C

LDNG Texas Holdings, Inc.
Thomas N. Chewning (1)	D, P, CEO	James D. Abercrombie (5)	VP
Kevin P. Guilbeau (5)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Rohinton K. Irani (14)	SVP

Lexicon Music, Inc.
Jeffrey A. Cerny (36)	D	Michael Olsen (41)	CEO
Mark P. Mikuta (1)	D	John D. Kennedy (41)	VP, CFO, T, S
Nicholas Yakubik (36)	D	Edward A. Szarkowicz (36)	VP

Louisiana Hydroelectric Capital, LLC
G. Scott Hetzer (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

MassMicroelectronics, LLC
Charles E. Atwood, II (37)	P	Gail Johnson (38)	VP
Charles Horvitz (38)	GM	Mike Miceli (38)	VP
Ken Borey (38)	VP	Tom Pilat (38)	VP
Lynn Caramanica (38)	VP	Ronald G. Drake (37)	S,T
Scott Casassa (38)	VP

NH Capital, Inc.
G. Scott Hetzer (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP, T	E. J. Marks, III (1)	S

Niton US, Inc.
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Anthony W. Marino (28)	SVP	Carol J. Nichols (5)	C
Fred G. Wood, III (1)	SVP

North Star Generation, LLC
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Old North State Management Company
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Jerry L. Moore (1)	P, CEO	E. J. Marks, III (1)	S
Mark P. Mikuta (1)	VP

OptaCor Financial Services Company, Inc.
G. Scott Hetzer (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Peg Publishing, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Jeffrey A. Cerny (36)	D	Michael Olsen (41)	CEO
Mark P. Mikuta (1)	D	John D. Kennedy (41)	VP, CFO, T, S
Nicholas Yakubik (36)	D	Edward A. Szarkowicz (36)	VP

Pleasants Energy, LLC
Mark F. McGettrick (1)	Manager, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Remington, L.L.C.
Duane C. Radtke (10)	Manager	Dennis G. Millet (10)	VP
Anthony W. Marino (28)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C

Royce Publishing, Inc.
Jeffrey A. Cerny (36)	D	Michael Olsen (41)	CEO
Mark P. Mikuta (1)	D	John D. Kennedy (41)	VP, CFO, T, S
Nicholas Yakubik (36)	D	Edward A. Szarkowicz (36)	VP

Shoulders Hill/DCI Properties, Inc.
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

Stonehouse Development Company, LLC
Jerry L. Moore (1)	P, CEO	E. J. Marks, III (1)	S
Mark P. Mikuta (1)	VP, T

State Line Energy, LLC
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	J. David Rives (3)	VP
Fred G. Wood, III (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Malcolm G. Deacon (3)	VP	Lee D. Katz (1)	C

Stonewater Pipeline Company of Texas, Inc.
Thomas N. Chewning (1)	D, P, CEO	James D. Abercrombie (5)	VP
Kevin P. Guilbeau (5)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Rohinton K. Irani (14)	SVP

The Association at Stonehouse, Inc.
Cindy Cloughly (30)	D, VP	Mark P. Mikuta (1)	P, T
Jerry L. Moore (1)	D	Elizabeth S. Kapil (30)	S
Peggy Willis (30)	D

The East Ohio Gas Company
Jay L. Johnson (2)	D, P, CEO	Pamela F. Faggert (3)	VP
M. Stuart Bolton, Jr. (2)	SVP	David W. Green (2)	VP
G. Scott Hetzer (1)	SVP, T	Bruce C. Klink (7)	VP
Thomas A. Hyman, Jr. (2)	SVP	Thomas E. Wester (4)	VP
Jimmy D. Staton (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Kenneth D. Barker (2)	VP	Maxwell R. Schools, Jr. (2)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
The Peoples Natural Gas Company
Name and Principal Address	Title	Name and Principal Address	Title
Jay L. Johnson (2)	D, P, CEO	Pamela F. Faggert (3)	VP
M. Stuart Bolton, Jr. (2)	SVP	David W. Green (2)	VP
G. Scott Hetzer (1)	SVP, T	Bruce C. Klink (7)	VP
Thomas A. Hyman, Jr. (2)	SVP	Thomas E. Wester (4)	VP
Jimmy D. Staton (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Kenneth D. Barker (2)	VP	Maxwell R. Schools, Jr. (2)	C

Triassic Energy Corporation
Daniel Conwill (40)	D	Patrick M. DaPra (40)	P, S
Ryoichi Kobatake (40)	D	Susan Leach (40)	VP
William S. Mistr (1)	D	Bo Li (40)	T

Troy Energy, LLC
Mark F. McGettrick (1)	Manager, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	J. David Rives (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C
Malcolm G. Deacon (3)	VP

Uwharrie Point Building Company, L.L.C.
Jerry L. Moore (1)	P	E. J. Marks, III	S
Mark P. Mikuta	T, S

VP Property, Inc.
Mark F. McGettrick (1)	D, P, CEO	Fred G. Wood, III (1)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP

Virginia Electric and Power Company
Thos. E. Capps (1)	CB	Pamela F. Faggert (3)	VP
Thomas N. Chewning (1)	D	Eugene S. Grecheck (3)	VP
Thomas F. Farrell, II (1)	D	David W. Green (2)	VP
Jay L. Johnson (2)	P, CEO	Leslie N. Hartz (3)	VP
Paul D. Koonce (1)	CEO	David A. Heacock (3)	VP
Mark F. McGettrick (1)	P, CEO	Karen E. Hunter (2)	VP
Gary L. Sypolt (1)	P	Craig S. Ivey (2)	VP
M. Stuart Bolton, Jr. (2)	SVP	Bruce C. Klink (7)	VP
David A. Christian (3)	SVP	Steven A. Rogers (1)	VP
G. Scott Hetzer (1)	SVP, T	David G. Shuford (1)	VP
E. Paul Hilton (1)	SVP	James F. Stutts (1)	VP, GC
Thomas A. Hyman, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S
William R. Matthews (2)	SVP	Thomas P. Wohlfarth (1)	VP
Margaret E. McDermid (2)	SVP	Richard H. Blount, II (11)	VP
Edward J. Rivas (3)	SVP	Jack M. Davis (12)	VP
Jimmy D. Staton (2)	SVP	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP	Maxwell R. Schools, Jr. (2)	C
Kenneth D. Barker (2)	VP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Vidalia Audit, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Thomas N. Chewning (1)	D, P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP, C, T	E. J. Marks, III (1)	S

Virginia Financial Ventures, Inc.
G. Scott Hetzer (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP, C, T	E. J. Marks, III (1)	S

Virginia Power Energy Marketing, Inc.
Paul D. Koonce (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell (1)	P	Thomas P. Wohlfarth (1)	VP
G. Scott Hetzer (1)	SVP, T	Joseph C. McCann (1)	C

Virginia Power Fuel Corporation
Mark F. McGettrick (1)	D, P, CEO	Fred G. Wood, III (1)	SVP
David A. Christian (3)	SVP	Leslie N. Hartz (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP

Virginia Power Nuclear Services Company
Mark F. McGettrick (1)	D, P, CEO	David A. Heacock (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Fred G. Wood, III (1)	SVP	Lee D. Katz (1)	C

Virginia Power Services Energy Corp., Inc.
Mark F. McGettrick (1)	D, P, CEO	David A. Heacock (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

Virginia Power Services, Inc.
Mark F. McGettrick (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Fred G. Wood, III (1)	SVP

Waterford Harbor Realty, Inc.
Jerry L. Moore (1)	D, P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

Wilshire Holdings, LLC
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S
Patricia A. Wilkerson (1)	VP

Williams Court/DCI Properties, Inc.
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

ITEM 6. OFFICERS AND DIRECTORS (continued)

Part II. Banking connections

Information concerning all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935 as of December 31, 2003, follows:
Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rule

George A. Davidson, Jr.	The PNC Financial Services Group, Inc. Pittsburgh, Pennsylvania	Director	70(a)
Benjamin J. Lambert, III	Consolidated Bank and Trust Company Richmond, Virginia SLM Corporation Reston, Virginia	Director Director	70(a) 70(a)
Frank S. Royal	SunTrust Banks, Inc. Atlanta, Georgia	Director	70(b)
Kenneth D. Barker	Dominion Credit Union Richmond, Virginia	Director	70(a)

Part III. Compensation and other related information

(a) The compensation of directors and executive officers of system companies:

Information concerning the compensation of directors and the five highest paid executive officers of the system for the year 2003 is included in the Registrant's 2004 Proxy Statement which is filed as Exhibit F-4 to this Form U5S. Information presented under the captions "THE BOARD-- Compensation and Other Programs" on page 13 and "EXECUTIVE COMPENSATION" on page 23 in such proxy statement is incorporated by reference.

(b) Their interest in the securities of system companies including options or other rights to acquire securities:

Information concerning the interests of directors and executive officers in the securities of system companies including options or other rights to acquire securities is included in the Registrant's 2004 Proxy Statement, which is filed as Exhibit F-4. Information presented under the following captions in such proxy statement is incorporated by reference: "THE BOARD--Compensation and other Programs" on page 13; "SHARE OWNERSHIP" on page 17; "COMMITTEE REPORT ON EXECUTIVE COMPENSATION--Long-Term Incentives" on page 21; and "EXECUTIVE COMPENSATION" on page 23.

(c) Their contracts and transactions with system companies:

Information concerning contracts and transactions by directors and executive officers with system companies is included in the Registrant's 2004 Proxy Statement, which is filed as Exhibit F-4 to this Form U5S. Information presented under the following captions in such proxy statement is incorporated by reference: "THE BOARD--Compensation and Other Programs" on page 13 and "EXECUTIVE COMPENSATION--Other Executive Agreements and Arrangements" on page 26.

(d) Their indebtedness to system companies:

None.

ITEM 6. OFFICERS AND DIRECTORS (continued)

(e) Their participation in bonus and profit-sharing arrangements and other benefits:

Information concerning the participation by directors and executive officers in other benefits is included in the Registrant's 2004 Proxy Statement, which is filed as Exhibit F-4 to this Form U5S. Information presented under the following captions in such proxy statement is incorporated by reference: "THE BOARD--Compensation and Other Programs" on page 13; "COMMITTEE REPORT ON EXECUTIVE COMPENSATION--Annual Incentives and Long-term Incentives" on page 21; "EXECUTIVE COMPENSATION" on page 23.

(f) Their rights to indemnification:

Pursuant to Section 13.1-697 and Section 13.1-698 of the Code of Virginia, the Company's articles of incorporation indemnify a director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent, against reasonable expenses incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

None. *

*Excludes contributions for which refunds are being requested or received.

ITEM 8. SERVICES, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services or goods between system companies:

Transaction	Serving Company	Receiving Company	Compensation (in thousands)	Date of Contract

Operational, Management & Administrative Services	Dominion Cleveland Thermal, LLC	Dominion Cleveland Steam Distribution, LLC	$738	May 21, 2001
Sale of Steam	Dominion Cleveland Thermal, LLC	Dominion Cleveland Steam Distribution, LLC	$11,647	(Note 3)
Operational, Management & Administrative Services	Dominion Cleveland Thermal, LLC	Dominion Cleveland Thermal Generation, LLC	$2,142	May 21, 2001
Sale of Chilled Water	Dominion Cleveland Thermal, LLC	Dominion Cleveland Chilled Water Distribution, LLC	$2,154	(Note 3)
Management & Administrative Services	Dominion Energy, Inc.	Dominion Exploration Canada, Ltd.	$328	(Note 3)
Management & Administrative Services	Dominion E&P	Dominion Appalachian Development, Inc.	$1,604	November 1, 2001
Management & Administrative Services	Dominion E&P	Dominion Exploration Canada, Ltd.	$328	(Note 3)
Management & Administrative Services	Dominion E&P	Dominion Black Warrior Basin, Inc.	$2,665	November 1, 2001
Management & Administrative Services	Dominion E&P	Stonewater PipelineCompany, L.P.	$178	(Note 3)
Management & Administrative Services	Dominion E&P	Dominion Midwest Energy, Inc.	$3,028	November 1, 2001
Operation of E&P Offshore Platforms	Dominion E&P	DOTEPI	$34,991	November 1, 2001
Fuel Management Services	Dominion Field Services	Dominion E&P	$185	(Note 3)
Sales of Extracted Products	Dominion Field Services	Dominion Transmission	$11,098	April 23, 2001
Rental Fees	Dominion Field Services	Dominion Transmission	$3,872	April 23, 2001
Management & Administrative Services	Dominon Midwest Energy, Inc.	Dominion Reserves, Inc.	$182	(Note 3)
Management & Administrative Services	DOTEPI	Dominion Natural Gas I, LP	$307,113	(Note 3)
Management & Administrative Services	Dominion Retail	Dominion Products & Services	$3,743	September 3, 1998
Rental Fees	Dominion	Virginia Power	$2,988	November 21, 1985
Telecommunications Support	Dominion Telecom, Inc.	Virginia Power	$366	September 2, 1997
Management & Administrative Services, Rental Fees, Transportation of Extracted Products	Dominion Transmission	Dominion Field Services	$982	January 1, 2001
Management & Administrative Services	Dominion Transmission	Dominion Greenbrier, LLC	$967	January 1, 2001
Management & Administrative Services	Dominion Transmission	Dominion Natural Gas Storage, Inc.	$181	December 1, 2001
Management & Administrative Services	Dominion Transmission	Tioga Properties, LLC	$143	July 1, 2002

ITEM 8. SERVICES, SALES AND CONSTRUCTION CONTRACTS (continued)

Part I. Contracts for services or goods between system companies:
Transaction	Serving Company	Receiving Company	Compensation (in thousands)	Date of Contract

Management & Administrative Services	Dominion Transmission	Dominion Cove Point LNG, LP	$3,384	August 30, 2002
Management & Administrative Services	Dominion Transmission	Dominion E&P	$141	January 1, 2001
Management & Administrative Services	Dominion Transmission	Dominion East Ohio Gas	$1,322	January 28, 2000
Management & Administrative Services	Dominion Transmission	Dominion Hope	$272	January 28, 2000
Management & Administrative Services	Dominion Transmission	Dominion Peoples	$929	January 28, 2000
Management & Administrative Services	DT Services, Inc.	Dominion Telecom, Inc.	$24,593	March 1, 2001
Management & Administrative Services	Dominion East Ohio	Dominion Peoples	$881	January 28, 2000
Billing & Repair Services in support of Gas Line Replacement Program	Dominion East Ohio	Dominion Telecom, Inc.	$161	August 18, 1997
Management & Administrative Services	Dominion Hope	Dominion East Ohio	$238	January 28, 2000
Pooling & Metering Services	Dominion Peoples	Dominion Retail	$186	(Note 3)
Rental Fees	Dominion Peoples	Dominion Retail	$125	August 4, 1997
Rental Fees	Dominion Peoples	Dominion Telecom, Inc.	$153	October 1, 2001
Lease Generation Facility	Virginia Power	Dominion Equipment II, Inc.	$2,624	November 17, 2000
Project Management, Engineering and Telecommunications Support	Virginia Power	Dominion Telecom, Inc.	$1,540	September 2, 1997
Management & Administrative Services	Virginia Power	VP Services	$1,540	September 3, 1997
Fuel Management Services	Virginia Power	VP Services	$1,208	(Note 3)
Fuel Management Services	VP Energy Marketing	VP Services Energy Corp.	$994	October 30, 1998
Management & Administrative Services	VP Nuclear Services	Dominion Energy	$117	(Note 3)
Fuel Management Services, Fuel Handling and Analysis Services	VP Services Energy	Virginia Power	$4,838	October 30, 1998
Management & Administrative Services	VP Services	VP Energy Marketing	$1,490	October 30, 1998

Notes:

(1) Contracts for management services with aggregate consideration passing between the same companies of less than $100,000 have been omitted.
(2) All contracts were in effect at December 31, 2003.
(3) Services provided at cost.
(4) Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.
(5) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported here.

ITEM 8. SERVICES, SALES AND CONSTRUCTION CONTRACTS (continued)

Part II. Contracts to purchase services or goods between any system company and any affiliate (other than a system company) or any company in which any officer or director of the receiving company is a partner or owns 5 percent or more of any class of equity securities:

None.

Part III. Employment of any person by any system company for the performance on a continuing basis of management, supervisory or financial advisory services:

None.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I. Information concerning the interests held by system companies in exempt wholesale generators and foreign utility companies:

Exempt Wholesale Generators

CNG Power Services Corporation

(a) CNG Power Services Corporation (CNG Power Services) holds a 99% interest in Armstrong Energy Limited Partnership, LLLP (AELP). AELP is involved in the development of a 300-megawatt simple-cycle gas fired combustion turbine power plant in Armstrong County, Pennsylvania.

The name and business address of CNG Power Services are as follows:
CNG Power Services Corporation 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, there were no service, sales or construction contracts between CNG Power Services and any system company. Refer below to service contracts between AELP and other system companies.

Armstrong Energy Limited Partnership, LLLP

(a) Armstrong Energy Limited Partnership, LLLP is owned 99% by CNG Power Services Corporation and 1% by Dominion Armstrong, Inc. AELP operates a 300-megawatt simple-cycle gas fired combustion turbine power plant in Armstrong County, Pennsylvania.

The name and business address of AELP are as follows:
Armstrong Energy Limited Partnership, LLLP 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, the following service agreements were in effect:

Transaction	Operational and Management Service
Serving Company	Dominion Armstrong Services Company, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$2,311,888
Date of Agreement	January 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)
Transaction	Management Service
Serving Company	Virginia Power Energy Marketing, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$62,858
Date of Agreement	February 13, 2001
Transaction	Operational and Management Service
Serving Company	Dominion Transmission, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$2,992
Date of Contract	January 1, 2001
Transaction	Operational and Management Service
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$47,805
Date of Agreement	August 1, 2002

Dominion Elwood Services Company, Inc.

(a) Dominion Elwood Services Company, Inc. is a management services company that provides operations and maintenance services to electric generating facilities. Dominion Elwood Services Company, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Elwood Services Company, Inc. are as follows:
Dominion Elwood Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, the following service agreements were in effect:

Transaction	Operational and Management Service
Serving Company	Dominion Elwood Services Company, Inc.
Receiving Company	Elwood Energy LLC
Compensation	$2,248,387
Date of Contract	June 18, 1999

Dominion Energy Services Company, Inc.

(a) Dominion Energy Services Company, Inc. is a management services company that provides operations and maintenance services to various electric generating facilities. Dominion Energy Services Company, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Energy Services Company, Inc. are as follows:
Dominion Energy Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, services between DESCO and a system company were as follows:
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Kincaid Generation, L.L.C.
Compensation	$16,564,615
Date of Contract	February, 27, 1998

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Morgantown Energy Associates
Compensation	$4,333,938
Date of Contract	September 15, 1989
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Elwood Energy LLC
Compensation	$45,234
Date of Contract	June 18, 1999
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Stateline Energy, LLC
Compensation	$50,310
Date of Contract	June 1, 2002

Dominion Equipment, Inc.

(a) Dominion Equipment, Inc. is a holding company that leases equipment to Dominion's operating facility. Dominion Equipment, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Equipment, Inc. are as follows:
Dominion Equipment, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, services between Dominion Equipment, Inc. and a system company were as follows
Transaction	Operational and Management Service
Serving Company	Dominion Ohio ES, Inc.
Receiving Company	Dominion Equipment, Inc.
Compensation	$34,874
Date of Contract	June 1, 2001

Dominion Equipment III, Inc.

(a) Dominion Equipment III, Inc. is a holding company that leases equipment to Dominion's operating facility. Dominion Equipment III, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Equipment III, Inc. are as follows:
Dominion Equipment III, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, there were no service, sales or construction contracts between Dominion Equipment III, Inc. and any system company.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Fairless Hills, Inc.

(a) Dominion Fairless Hills, Inc. holds a 100% by Dominion Energy, Inc. Dominion Fairless Hills, Inc. is the holding company of Fairless Energy, LLC, a gas fired combined cycle combustion turbine power plant located in Pennsylvania.

The name and business address of Dominion Fairless Hills, Inc. are as follows:
Dominion Fairless Hills, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, there were no service, sales or construction contracts between Dominion Fairless Hills, Inc. and any system company.

Fairless Energy, LLC

(a) Dominion Fairless Hills, Inc holds a 100% interest in Fairless Energy, LLC. Fairless is involved in the development of a gas fired combined cycle combustion turbine power plant located in Pennsylvania.

The name and business address of Fairless Energy, LLC are as follows:
Fairless Energy, LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, the following service agreements were in effect.
Transaction	Operational and Management Service
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Fairless Energy, LLC
Compensation	$875,892
Date of Contract	August 1, 2002
Transaction	Operational and Management Service
Serving Company	Dominion Transmission, Inc.
Receiving Company	Fairless Energy, LLC
Compensation	$278,731
Date of Contract	May 1, 2002
Transaction	Management Service
Serving Company	Virginia Power Energy Marketing, Inc.
Receiving Company	Fairless Energy, LLC
Compensation	$655
Date of Contract	February 13, 2001

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Nuclear, Inc.

(a) Dominion Nuclear, Inc. is owned 100% by Dominion Energy, Inc., and through various subsidiaries, owns interests in the following subsidiaries:
Subsidiary	Parent	Percentage Owned	Description
Dominion Nuclear Holdings, Inc.	Dominion Nuclear, Inc.	100%	Holds 5% interest in Dominion Nuclear Marketing III, L.L.C.
Dominion Nuclear Marketing I, Inc.	Dominion Nuclear, Inc.	100%	Purchases electricity and capacity from Dominion Nuclear Connecticut, Inc. and sells on the spot market. Also holds a 25% interest in Dominion Nuclear Connecticut, Inc.
Dominion Nuclear Marketing II, Inc.	Dominion Nuclear, Inc.	100%	Purchases electricity and capacity from Dominion Nuclear Connecticut, Inc. and sells to third parties through bilateral contracts. Also holds a 70% interest in Dominion Nuclear Connecticut, Inc.
Dominion Nuclear Marketing III, L.L.C.	Dominion Nuclear, Inc. Dominion Retail Dominion Nuclear Holdings, Inc.	70% 25% 5%	Purchases electricity and capacity from Dominion Nuclear Connecticut, Inc. and sells to Dominion Retail to meet retail customer needs. Also holds a 5% interest in Dominion Nuclear Connecticut, Inc.
Dominion Nuclear Connecticut, Inc.	Dominion Nuclear Marketing II, Inc. Dominion Nuclear Marketing I, Inc. Dominion Nuclear Marketing III, L.L.C.	70% 25% 5%	Owns 98% of Millstone Power Station, a nuclear powered electric generating facility with a net capacity of 1,954 megawatts.

The name and business address of Dominion Nuclear, Inc. are as follows:
Dominion Nuclear, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, there were no service, sales or construction contracts between Dominion Nuclear, Inc. and any system company.

Dresden Energy, LLC

(a) Dresden Energy, LLC is involved in the development of a combined cycle gas fired combustion turbine power plant in Dresden Ohio. Dresden Energy, LLC is owned 100% by Dominion Dresden, Inc.

The name and business address of Dresden Energy, LLC are as follows:
Dresden Energy, LLC 120 Tredegar Street Richmond, VA 23219

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) At December 31, 2003, the following service agreements were in effect:
Transaction	Operational and Management Service
Serving Company	Dominion Dresden Services Company, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$587,775
Date of Contract	January 1, 2002
Transaction	Management Services
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$31,897
Date of Contract	August 1, 2002
Transaction	Management Service
Serving Company	Virginia Power Energy Marketing, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$4,092
Date of Contract	February 1, 2001
Transaction	Operational and Management Service
Serving Company	Dominion Transmission
Receiving Company	Dresden Energy, LLC
Compensation	$11,268
Date of Contract	January 1, 2001

CNG Kauai, Inc.

(a) CNG International holds a 1% limited partnership interest in Kauai Power Partners, L.P. (KPP), and CNG Kauai, Inc., a wholly-owned subsidiary of CNG International, holds a 1% general partnership interest and a 98% limited partnership interest in KPP. KPP was involved in the greenfield development of a 26-megawatt advanced steam-injected combustion turbine power plant on the island of Kauai, Hawaii.

The name and business address of CNG Kauai, Inc. are as follows:
CNG Kauai, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, there were no service, sales or construction contracts between CNG Kauai, Inc. and any system company.

Kauai Power Partners, L.P.

(a) CNG International holds a 1% limited partnership interest in Kauai Power Partners, L.P. (KPP), and CNG Kauai, Inc., a wholly-owned subsidiary of CNG International, holds a 1% general partnership interest and a 98% limited partnership interest in KPP. KPP formerly was involved in the greenfield development of a 26-megawatt advanced steam-injected combustion turbine power plant on the island of Kauai, Hawaii.

The name and business address of KPP are as follows:
Kauai Power Partners, L.P. 120 Tredegar Street Richmond, VA 23219

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) At December 31, 2003, there were no service, sales or construction contracts between KPP and any system company.

Kincaid Generation, L.L.C.

(a) Kincaid Generation, L.L.C. (Kincaid) is owned 99% by Dominion Kincaid, Inc. and 1% by Dominion Energy, Inc. (DEI). Kincaid is a 1,108 net megawatt coal-fired electric generating facility.

The name and business address of Kincaid is as follows:

Kincaid Generation, L.L.C. PO Box 260 Kincaid, Illinois 62540-0260

(d) At December 31, 2003, services between Kincaid and a system company were as follows:

Transaction	Operational and Management Services
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Kincaid Generation, L.L.C.
Compensation	$16,564,615
Date of Contract	February 27,1998

Elwood Energy LLC

(a) Elwood Energy LLC is owned 50% by Dominion Elwood, Inc. Elwood Energy LLC owns and operates a simple cycle electric power generating facility (up to 2,500 megawatt in capacity) near Elwood, Illinois.

The name and business address of Elwood Energy LLC are as follows:
Elwood Energy LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Elwood Services Company, Inc.
Receiving Company	Elwood Energy LLC
Compensation	$2,248,387
Date of Contract	June 18, 1999
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc
Receiving Company	Elwood Energy LLC
Compensation	$45,234
Date of Contract	June 18, 1999

Pleasants Energy, LLC

(a) Pleasants Energy, LLC is owned 100% by Dominion Pleasants, Inc. and is involved in the development of a simple-cycle gas fired combustion turbine power plant located in Pleasants County, WV.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

The name and business address of Pleasants Energy, LLC are as follows:
Pleasants Energy, LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Pleasants Services Company, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$1,688,721
Date of Contract	January 1, 2002
Transaction	Operational and Management Services
Serving Company	Dominion Transmission, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$1,477
Date of Contract	January 1, 2001
Transaction	Management Services
Serving Company	Virginia Power Energy Marketing, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$63,760
Date of Contract	February 1, 2001
Transaction	Management Services
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$7,178
Date of Contract	August, 1, 2002

Troy Energy, LLC

(a) Troy Energy, LLC is owned 100% by Dominion Troy, Inc. and is involved in the development of a simple-cycle gas fired combustion turbine power plant located in Troy County, Ohio.

The name and business address of Troy Energy, LLC are as follows:
Troy Energy, LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, the following service agreements were in effect.
Transaction	Operational and Management Services
Serving Company	Dominion Troy Services Company, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$1,875,343
Date of Contract	January 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Transaction	Operational and Management Services
Serving Company	Virginia Power Energy Marketing, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$132,179
Date of Contract	February 1, 2001
Transaction	Management Services
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$17,474
Date of Contract	August 1, 2001

Dominion Troy Services Company, Inc.

(a) Dominion Troy Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Troy Services Company, Inc. provides operational and management services to Troy Energy, LLC.

The name and business address of Dominion Troy Services Company, Inc. are as follows:
Dominion Troy Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Troy Services Company, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$1,875,343
Date of Contract	January 1, 2002

Dominion Dresden Services Company, Inc.

(a) Dominion Dresden Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Dresden Services Company, Inc. provides operational and management services to Dresden Energy, LLC.

The name and business address of Dominion Dresden Services Company, Inc. are as follows:
Dominion Dresden Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Dresden Services Company, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$587,775
Date of Contract	January 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Pleasants Services Company, Inc.

(a) Dominion Pleasants Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Pleasants Services Company, Inc. provides operational and management services to Pleasants Energy, LLC.

The name and business address of Dominion Pleasants Services Company, Inc. are as follows:
Dominion Pleasants Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Pleasants Services Company, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$1,688,721
Date of Contract	January 1, 2002

Dominion Armstrong Services Company, Inc.

(a) Dominion Armstrong Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Armstrong Services Company, Inc. provides operational and management services to Armstrong Energy Limited Partnership, LLLP.

The name and business address of Dominion Armstrong Services Company, Inc. are as follows:
Dominion Armstrong Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Armstrong Services Company, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$2,311,888
Date of Contract	January 1, 2002

State Line Energy, LLC

(a) State Line Energy, LLC (State Line) is owned 60% by State Line Holding II, LLC and 40% by State Line Holding Corporation. State Line is a 515-megawatt coal-fired generation facility located near Hammond, Indiana.

The name and business address of State Line Energy, LLC are as follows:
State Line Energy, LLC 103rd Street and Lake Michigan Hammond, IN

(d) At December 31, 2003, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Armstrong Services Company, Inc.
Receiving Company	State Line Energy, LLC
Compensation	$50,310
Date of Contract	June 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Person, Inc.

(a) Dominion Person, Inc. is owned 100% by Dominion Energy, Inc. Dominion Person, Inc. holds land for potential development of a power generation facility.

The name and business address of Dominion Person, Inc. are as follows:
Dominion Person, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2003, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Dominion Person, Inc.
Compensation	$3,077
Date of Contract	August 1, 2002

Note: The following are EWG's with no activity for the year-ended December 31, 2003:

Dominion North Star Generation, Inc.
North Star Generation, LLC
Dominion Davidson, Inc.

 Foreign Utility Company

Latin America Fund

(a) CNG International holds a 16.5% limited partnership interest in The Latin America Energy Fund and Electricity Fund I, L.P. (Latin America Fund), a Cayman Islands exempted limited partnership, and an 8.29% general partnership interest in FondElec General Partner, L.P. (FondElec). FondElec holds a 1% general partnership interest in the Latin America Fund. The Latin America Fund's business is limited to investing in FUCOs in Latin America. As part of the transaction, CNG International obtains an ownership interest, equal to its percentage ownership interest in the partnership, in each of the Latin America Fund's investments. The Latin America Fund had investments in two FUCOs as of December 31, 2003.

The name and business address of Latin America Fund are as follows:
The Latin America Energy and Electricity Fund I, L.P. Stamford Harbor Park 333 Ludlow Street Stamford, CT 06902

(d) There are no service, sales or construction contracts between the Latin America Fund, or any FUCOs in which the Latin America Fund has an interest, and a system company.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Part II. Relationship of exempt wholesale generators and foreign utility companies to system companies, and financial data:

Organization charts showing the relationship of the EWG's and FUCO to other system companies are filed as Exhibits H-1 and H-2, respectively, to this Form U5S of Dominion.

Part III. Investment in exempt wholesale generators and foreign utility companies:

At December 31, 2003, Dominion's aggregate investment in exempt wholesale generators amounted to $3.7 billion, or 70.1% of Dominion's aggregate capital investment in its domestic public utility subsidiaries. Dominion's aggregate investment in the foreign utility companies was $8.3 million at December 31, 2003, or 0.16% of Dominion's aggregate capital investment in its domestic public utility subsidiaries.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

The consolidating financial statements for Dominion Resources, Inc. are filed herewith confidentially pursuant to 17 CFR Section. 250.104 under the Public Utility Holding Company Act of 1935.

Exhibits
SEC Exhibit Reference	Description of Exhibit

A.	Dominion Resources, Inc. Annual Report on Form 10-K is hereby incorporated by reference (File No. 1-8489).

B.

A copy of the charter, as amended, and copy of the by-laws, as amended, of Dominion Resources, Inc. and each subsidiary company thereof, unless otherwise indicated on the list filed herewith, are incorporated by reference to previous filings with the Commission, as shown on such list.

C.	The indentures of Dominion Resources, Inc. are hereby incorporated by reference to previously filed material as indicated on the list filed herewith.

D.	Tax Allocation Agreement (filed herewith).

E.

Pursuant to Rule 16(c) under the Public Utility Holding Company Act of 1935, the annual reports of the Iroquois Gas Transmission System, L.P., Dauphin Island Gas Gathering Partners, Wilderness Chester Gas Processing, L.P, Wilderness Energy LC, and Wilderness Energy Services LP, for the year ended December 31, 2003, are filed herewith on Form SE.

F.	Schedules supporting items of this report:

	(1)	ITEM 1-Schedule of Investments (filed confidentially pursuant to Rule 104).
	(2)	ITEM 2-Virginia State Corporation Commission order regarding Virginia Power's acquisition of Gordonsville Power Station (filed herewith).
	(3)	ITEM 4-Schedule of Acquisitions, Redemptions, or Retirements of Systems Securities (filed herewith).
	(4)	ITEM 5-Investment in Nonsystem Companies (filed herewith on Form SE).
	(5)	ITEM 6-Dominion Resources, Inc. 2004 Proxy Statement, filed on March 12, 2004, is incorporated by reference.
	(6)	ITEM 10-Schedule of utility plant and related depreciation accounts, together with schedules of other property or investments (filed herewith on Form SE).

G.	Financial Data Schedules are no longer applicable.

H.	(1)	Organization charts showing the relationship of the exempt wholesale generators in which the system holds and interest to other system companies, is filed confidentially pursuant to Rule 104.

	(2)	Organization chart showing the relationship of the foreign utility companies in which the system hold an interest to other system companies, are filed confidentially pursuant to Rule 104.

I.	Financial statements of exempt wholesale generators and foreign utility company are filed confidentially pursuant to Rule 104.

23.	Consent of Deloitte & Touche, LLP (filed herewith).

SIGNATURE

The registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, such company being a registered holding company.

DOMINION RESOURCES, INC.
(Registrant)
By:	/s/ Steven A. Rogers Vice President and Controller (Principal Accounting Officer)

April 26, 2004